U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                          ALTRIMEGA HEALTH CORPORATION
                         (Name of Small Business Issuer)


Nevada                                                  87-0631750
State or Other                                          I.R.S. Employer
Jurisdiction of                                         Identification
Incorporation or                                        Number
Organization)

                3672 Cove Point Drive, Salt Lake City, UT 84109
         (Address of Principal Executive Offices including Zip Code)

                                 (801) 278-8000
                           (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:

None



Securities to be Registered Under Section 12(g) of the Act:

Common Stock, $.001 Par Value

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                        TABLE OF CONTENTS

PART I

Item 1.  Description of Business

Item 2.  Management's Discussion and Analysis or Plan of
         Operation

Item 3.  Property

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

Item 5.  Directors, Executive Officers, Promoters, and Control
         Persons of the Company

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities


PART II

Item 1.  Market Price of and Dividends on the Company's Common
         Equity and Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes In and Disagreements with Accountants on
         Accounting and Financial Disclosure

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

Item 6.  General - Year 2000 Issues


PART F/S

Item 1.  Financial Statements


PART III

Item 1.  Exhibits


                            PART I

Altrimega Health Corporation (the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board.

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Under the current NASD rules, in order to become listed on the OTC Electronic
Bulletin Board, a company now must be a reporting company under the Securities Act of 1934. This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward- looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1. DESCRIPTION OF BUSINESS

     Altrimega Health Corporation (the "Company") was incorporated as a Nevada corporation on September 8, 1998, for the purpose of marketing nutritional products. Its principal place of business is located at 3672 East Cove Point Drive, Salt Lake City, Utah 84109. The Company is authorized to issue up to 50,000,000 (fifty million) common shares, par value $0.001. The Company was formed by Mr. Howard E. Abrams, who was issued 3,300,000 (three million three hundred thousand) shares of the Company's common stock in consideration of his efforts in establishing the Company and overseeing the initiation and implementation of its strategic business plan. Howard E. Abrams is the Company's President and heads up its Board of Directors. Gerald Curtis is also on the Company's Board of Directors and is the Secretary/Treasurer of the Company. Gerald Curtis was issued 200,000 (two hundred thousand) shares of the Company's common stock in consideration of his similar efforts in establishing the Company and overseeing the initiation and implementation of its strategic business plan. Abrams and Curtis are the Company's sole officers and directors. In the Company's initial offering of shares ("Offering"), a total of 1,000,000 Common shares were issued to 35 shareholders at a price of $0.0045 per share. This Offering was made pursuant to Rule 504 of Regulation D (see PART II, ITEM 4, "Recent Sales of Unregistered Securities"). This Offering commenced on September 8, 1998 and was closed on September 30, 1998. There has been no bankruptcy, receivership, or similar proceeding by or against the Company. In addition, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not done in the ordinary course of business. As for the Strategic Business Plan of the Issuer, while currently in its development stage, the Company was formed to exploit a strategic business plan (the "Plan") within the nutritional supplement industry.

     The Company is a Salt Lake City based corporation organized for the purpose of specializing in the creation, development and marketing of unique, nutritional health products. Management believes the Company has designed a unique line of natural medicines and nutritional supplement products, which combine natural vitamins, minerals, amino acids, herbs and other nutrients in a variety of formulas. Each formula is a vital part of a complete health program. These products are placed in unbreakable bottles in such a way that they can be shipped by UPS or the U.S. mail anywhere in the world. The Company plans to compete in the nutritional health supplement industry, by attempting to establish a niche market for its unique products, modalities and complete health programs. The Company will offer its products through the establishment of a sales network throughout the United States, and through direct sales to various retail markets and outlets. There can be no assurance the Company will be successful in these efforts.

GENERAL

     The Company's products were created as a result of the belief by management that a substantial "niche" market exists in the nutritional supplement industry, for unique and effective products. Management believes its natural medicines and

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nutritional supplements offer a better alternative to traditional nutritional supplements currently being produced by providing specialized combinations of nutrients. Prior to the formation of Altrimega Health Corporation, Mr. Abrams personally completed the development of the Company's initial product line, and has established relationships with suppliers of the various nutrients comprising the Altrimega Health products. Additionally, the Company has established a relationship with a Utah "contract" manufacturer, which will provide the Company with product manufacturing, bottling and packaging.

     Upon adequate future funding the Company plans to seek to establish a distributor network with marketing firms involved in the nutritional supplement industry throughout the country. The Company also plans to undertake efforts to market its products through the internet, various retail markets, including health food stores, and direct sales through a toll-free number. To date, the Company has generated no revenue. There can be no assurance the Company will be successful in any of these efforts. The Company is a newly organized corporation, and has no history of operations.

     As for the Company's unique and highly effective products, modalities and nutritional programs, they were developed for Altrimega Health Corporation by Mr. Abrams through the Mother Nature Research Institute and affiliated scientific researchers. Their research affiliates included research scientists, medical doctors, biochemists, nutritionists, technicians, formulators and other specialists, requiring an enormous investment of time, money and energy in these most important projects.

     These products, modalities and programs took many years to create and perfect. They don't just provide instant gratification on a temporary basis. Rather, they were specifically designed to correct the basic, underlying causes of many health problems and therefore should be able to provide more lasting benefits. Such lasting benefits are possible because these products, modalities and nutritional programs are based on many years of experience in cell biology and utilize the very latest advances in scientific and medical research. They were specifically designed to work with the body naturally, instead of forcing it to perform unnatural functions.

     All products are scientifically grouped into complete health programs that make the formulas even more effective because of synergistic interactions with the various nutrients. This grouping of formulas into complete programs also makes them much more "consumer friendly" and helps take the guesswork out of the selection process for individuals.

     In other words, Altrimega provides all three of the following steps:

     1. State-of-the-art nutritional formulas that utilize the most effective ingredients, from the most pure and natural sources, as well as, in their most bioavailable forms.

     2. Highly effective modalities and guidelines to increase the human body's ability to accept, assimilate and properly utilize the nutrients at the cellular level, where both health and disease start.

     3. These superior formulas, modalities and guidelines are then placed within the framework of complete health programs that help insure maximum effectiveness and strengthen all areas of the body. These programs include the types and amounts of foods that increase health, as well as the types of foods that must be either restricted or eliminated if degenerative diseases are to be stopped. Also included are correct eating habits, as well as the proper types of exercises and exercise

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habits that provide the most benefits for a particular state of health, depending on a person's age and circumstances.

PLAN OF OPERATIONS

     The Company has completed the development of its initial product line, and plans to devote its efforts during the next twelve months, to establishing a sales and marketing network for the purpose of establishing the Company's products in the marketplace, and maintaining, to the extent the Company's funds allow, the production of its products to meet anticipated demand. As soon as reasonably practicable, following adequate future funding, the Company plans to enter into distributor arrangements with carefully selected brokers in the industry, in different regions of the country. To the extent the Company's funds allow, the Company will develop and market additional nutritional products, to meet different special health needs and niche markets.

     The Company is a newly organized corporation, and has no history of operations. The Company does not have sufficient funding to satisfy the Company's cash requirements for the next twelve (12) months and the Company
will      need to seek additional debt or equity capital to meet its cash requirements.

INDUSTRY AND MARKET OVERVIEW

     Newsweek Magazine recently reported that the nutritional supplement industry currently generates over $14,000,000,000 in annual sales, and is growing at the phenomenal rate of 20% each year! The Company believes that more and more consumers appear to want safer, natural alternatives to the traditional prescription medications and their many unwanted side-effects. The Company and its management believe that because of the consumers' desire for safer, naturally effective alternatives, the Company may be able to enjoy a business opportunity by offering unique, safe and effective natural medicines and nutritional supplements within the framework of specific health modalities and complete nutritional programs.

     On Tuesday, August 18, 1998 the Salt Lake Tribune reported: "Nutritional supplements and other natural-food products are fertilizing an industry that the Hartman & New Hope agency, a Bellevue, Washington-based consulting firm, estimates topped $14.8 billion in 1997.

     "In addition, where other consumer product companies are growing 5 to 10 percent annually, growth rates of 20 to 30 percent are typical among natural products manufacturers, said Patricia Negron, an analyst with Boston-based Adams, Harkness & Hill, Inc.

     " 'This is a marketplace that is tremendously active and growing,' said Harvey Hartman, Hartman & New Hope president. 'Demand for natural products cuts across ideological barriers and beliefs as well as demographics, a signal that it is here to stay.'

     "Reasons for the growth are numerous, said Chris Jorgansen, spokesman for the Newport Beach, California-based American Nutritional Foods Association.

     " 'Passage by Congress in 1994 of the Dietary Supplement Health and Education Act, co-sponsored by Utah Sen. Orrin Hatch created a set of regulatory guidelines that instills confidence in consumers that the products they buy are subject to scrutiny.

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     " 'The Act created an Office of Dietary Supplements within the National
Institutes of Health, which encourages research into benefits derived from natural products. Articles about herbs and other nutritional supplements have begun appearing with regularity in publications such as The Journal of the American Medical Association,' Jorgansen said.

     " 'Such changes help eliminate any qualm that consumers may have had about using natural products,' he added. 'Baby boomers, in particular, pay attention to this. They want to impact their own health care, and they're using these natural products to do it.'

     'Utah companies are growing as quickly as any in the nation. More than 40 Utah companies use network marketing or more traditional selling techniques to sell natural foods. Some of them, including Weider Nutrition International Inc. [$250 million in annual sales], Usana Inc. $85.2 million in annual sales], Nature's Sunshine [$281 million], Nutraceutical [$98 million] and NuSkin [$953 million in annual sales] have joined worldwide leaders in the industry,' Negron said.

     "Nature's Way, Nature's Herbs and Nature's Sunshine all recently have completed expansions that will double or triple their manufacturing capacity.

     "Weider, a Salt Lake City-based maker of vitamins, herbal supplements, protein drinks and sports bars this summer dedicated a new 418,000-square-foot plant capable of producing 250 million capsules and tablets and 1 million sports bars per month. The company, which reported $250.5 million in sales for the year ended May 31. Last month announced it will acquire Hamberg, Germany-based Haleko in a deal worth $44.4 million "

     "Usana, a Salt Lake City-based direct marketer of nutritional supplements, diet aids and personal-care products, saw sales for the second-quarter ended June 27 increase 47% to $36.9 million after beginning operations in Australia and New Zealand. Negron anticipates the new markets will bring up to $15 million in additional sales this year to Usana, which also recently dedicated a new Salt Lake City plant."

     Two years ago, Modern Health Industries and Excel Blending, both "contract" manufactures for other companies also tripled their manufacturing capacity. They also, still take 90 days to fill orders because of their increased sales and backlog of orders.

      Although the Company has not conducted any formal market studies or analyses of the nutritional supplement and the over-the-counter medicine industry in undertaking its business, management believes a few trends are apparent.

     First, the type and range of nutritional supplements have expanded considerably over the past several years as new research and new technologies have created new methods of preparing natural medicines and nutritional supplements. Consequently, management believes that alternatives to traditional prescription medications and one-a-day vitamins have, in large part, driven the industry's growth in recent years.

     Secondly, the nutritional supplement industry, in general, has enjoyed over twenty consecutive years of growth, notwithstanding a number of business cycles during such period, and it appears that it will continue to grow. The nutritional supplement industry does not appear to be impacted as significantly by general economic conditions as many other industries, due to their relatively modest cost and safety factors, the opportunity in the industry to diversify in range and non-seasonality, and other factors.


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     Thirdly, natural medicines and nutritional supplements have both pre-planned and impulse purchases, thereby creating numerous unique marketing opportunities. Due to the factors described above, management believes that the industry offers potential for both the large-scale producers, and the smaller, niche market producers like the Company. The Company believes it has an opportunity to address both seasonal and the traditional year around markets, with an emphasis on the uniqueness of its products.

PRODUCTS

     The Company has initially created natural medications and nutritional supplements in the following categories:

1.   Weight-loss and fat management.
2.   Cardiovascular conditions.
3.   Antioxidant protection.
4.   Memory enhancement and senility prevention.
5.   Prostate protection and BHP reversal.
6.   Impotency reversal and sexual enhancement.
7.   Detoxification procedures.
8.   Daily nutritional requirements.

     Additional products and programs, covering a variety of health needs, are in the planning stage, and will be introduced into the market as the Company's financial situation and operating and marketing results dictate.

MARKETING

     The company plans to market its unique line of natural medicines and nutritional supplements through the following distribution methods as finances will allow:

     A. Marketing through TV and radio advertising, especially on "leader" products that have a wide appeal to virtually all age, income and occupational groups.

     B. Direct Response Marketing, including advertising through newspapers, magazines, mail orders, etc.

     C. Standard wholesale distribution channels, including the vast array of established retail outlets throughout the United States. These primary targets include:

          *   Major grocery store and drug store chains.
          *   Independent grocery and drug stores.
          *   Major health food and nutritional store chains.
          *   Independent health food and nutritional stores.

          Secondary retail outlet targets include:

          * Health fitness centers, spas, diet centers, aerobic studios, karate studios and other centers interested in physical well-being.

          * Beauty salons, beauty schools, make-up studios and other retail outlets interested in outward appearances, but know the beauty enhancing value of good nutrition.

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FUTURE MARKETING PLANS

     The Company is exploring a number of additional marketing strategies, which it will implement in the future as finances will allow.

International sales

     Natural medicines and nutritional supplements are popular throughout the world, and international markets offer considerable opportunity for future sales.

     There is no assurance whatever that the Company will be successful in entering into any of the markets described above. Due to the Company's extremely limited resources, the Company will not be able to pursue any of these markets simultaneously without substantial additional capital.

COMPETITION

     The business in which the Company will compete is intensely competitive. The Company will be competing with large companies in the industry, which have established reputations, name recognition and market share, and the ability to update and expand product lines. Most, if not all, of the companies with which the Company will compete, have significantly greater management, marketing, and creative and financial resources. Management believes that the larger, established nutritional companies do not enjoy the same advantage in the "niche" markets in the industry, due to their traditional approach to the market. While the Company realizes that it is in a significant disadvantage in the marketplace due to its limited resources and experience, the Company believes it will be able to compete in the industry because of the uniqueness of its product line.

     Through the ultimate tradability of the Company's shares on a public exchange, the Company will not only have the ability to grow and expand for cash and debt (or a combination thereof), but importantly will have the ability to additionally offer stock as a means to exploit its strategic business plan. At present, and during the initial phase of its Plan, the only "employees" of the Company will be Mr. Abrams and Dr. Curtis who will each be working on Company business one, or possibly two days per week. They have to date and will continue to receive no compensation, other than the shares of common stock previously mentioned above, during the initial phase of the Plan.

      The Company has no new product or service planned or announced to the public. The Company's business and strategic business plan is not subject to material regulation by federal, state, or local governmental agencies.

RISK FACTORS

     The Company's strategic business plan and business model is subject to many risks, including, but not necessarily limited to, the following:

     i. The health products industry (and more specifically the nutritional supplement business) is highly competitive, very fragmented, and ever-changing: It is characterized by national providers like Centrum, One-A-Day, GNC, Twinlab, going head-to-head with local area providers and even "mom-and-pop" businesses. On the other hand, there is constant scientific progress in the industry and widely varying needs and expectations of a rapidly growing health conscious public.

     ii. Most of the Company's Competitors are more financially secure: The business in which the Company is engaged is highly competitive. Many of the competitors may be more financially secure and better able to incur acquisition, development, exploration, and marketing expenses.

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There can be no assurance that the Company's prospects will not be adversely affected by competition from these competitors.

     iii.   Lack of Operating History; Unpredictability of Future Revenues:
The Company has not commenced operations and thus has no history of operations or profits in the industry in which it will participate.

     iv.   The Company is largely dependent on its Management/Key Personnel:
The Company is largely dependent upon the efforts and abilities of Mr. Abrams and Dr. Curtis to exploit the business opportunities within the marketplace. However, they have only recently formed the Company and have no experience in operating the Company on a long-term basis. There is no assurance that they will be able to manage the transition from the development stage to a profitable Company.

     v. Unproven Market Acceptance of the Company's Business Plan: While the Company's strategic plan has been researched and well thought out, there is no assurance the Plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

     vi. There are Many Unforeseen Economic Conditions and Changes That Could Adversely Impact the Company: Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE PLAN OF OPERATION.

     The Company, since raising its initial capital, has concentrated on further developing its strategic business plan to market nutritional supplements and will likely continue to do so for the next four to eight months. During that time, the Company will be studying such things as new health science developments, proper promotional issues, product quality and cost issues, and management of growth and expansion. the hardware and software requirements of the Plan, including servers, computers, software, modems, dial-tone providers, and the amount of bandwidth needed to adequately serve the Company's needs. This will include analyzing the many products that are available to satisfy these needs with a focus on using equipment and services that allow easy expansion and/or upgrades as the customer base and technological advances increase.

     All of the research and findings prepared during this phase will be compiled and used to set forth a detailed operating budget for the Company that will include new customer projections coupled with the capital and operating cash flow requirements necessary to meet those projections. During the initial phase outlined above, the Company does not anticipate the need for any additional capital. In addition, there will be no "employees" required during this phase. All of the analysis and work will be performed by Mr. Abrams and Dr. Curtis, who have been previously compensated for their efforts through the issuance of Common Shares as set forth herein. Based on the detailed studies, and resultant budgets and cash flow projections prepared during the initial phase, it is expected that the Company will go forward with another offering in the next six to nine months to raise the funding needed to move it into the second phase of its strategic business plan, namely, the major marketing campaign of the Company.

     In determining the amount of additional funds that will need to be raised, the Company will first establish reasonable levels of customer interest in its operating projections, based on the perceived interest levels for product purchases and customer growth through its own advertising, etc., and then, based on these projections, it will determine the amount of capital, advertising, and

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other related costs necessary to accomplish that goal. In raising any additional equity, the Company will consider all options, including, but not limited to, another offering such as a 504, or a private placement(s) with high net worth individual(s). In doing so, the Company will consult with various professionals in the industry, such attorneys and accountants to insure that the Company follows the best and most effective route and in compliance with state and federal securities regulations. At present, the Company does not know how much additional equity it will need to raise, nor does it know the means by which any additional equity will be raised, or the exact timing thereof. Once the foundation for the Plan has been decided and set forth per the above discussion, the Company will begin its marketing and expansion plans. This phase is expected to begin in about nine to twelve months. As it enters this phase of its strategic business plan, the Company will likely need to begin adding a few employees, which may include a programmer and a secretary/bookkeeper/receptionist. Product sales will be solicited by a variety of means, including direct mailings, internet searches, industry publications, and through the many business contacts that Company principals have established in their several years in business.

     With the added flexibility that being a publicly-traded entity provides, the Company will be able to offer cash and/or debt in their related operations, growth and expansion plans, but importantly the ability to also offer a combination thereof, coupled with Shares in the Company, as a means to grow and expand its revenue and operating base. Initially the Company will focus its efforts on the area known as the Intermountain West, but as its success and operating base warrants, it will consider expansion to areas outside this area to include the West Coast, East Coast and surrounding communities. As it expands to areas outside its immediate area, the Company will need to consider and possibly add an employee within each key geographic area into which it expands. The second phase of the strategic business plan will continue on as the Company enters its third phase, which is the operation and expansion of its ultimate goal of being a large, operating nutritional supplements and health-products provider. During this phase, which is expected to begin in as little as twelve months, the Company will focus on advertising and soliciting new customers to the Company to expand its customer base. At this point, the Company expects to have many thousands of customers for its nutritional supplements and to generate significant cash flows therefrom. It is too early to foresee what may be available to the Company at that time for an "exit strategy", but all potential paths will be given proper and due consideration, including everything from an outright sale of the Company to ongoing operations and continued expansion of its products. However, there can be no assurance of when, if ever, the Company's operations will develop as planned or be profitable.

     At present, the Company does not expect or anticipate any purchase and/or sales of any significant plant or equipment, nor are there any plans to increase the number of employees in the next twelve months.

Results of Operations

     There were no revenues from sales for the period ended December 31, 1999. The Company sustained a net loss of $39,583 for the period then ended, which was due to the amortization of the capitalized start-up costs incurred by the Company.

Liquidity and Capital Resources

     As of December 31, 1999, the Company had $4,125 on hand or in the bank. Until such time as the Company sets forth and implements its strategic business

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plan, there will be no need for additional capital, since the Officers are contributing their time and expenses at no cost during that time. Although the complete strategic business plan has not yet been fully researched and put together, management, at present, foresees the need to raise about $300,000 to $500,000 in additional capital to fully enter the major marketing phase of its strategic plan. For the next twelve months, management has plans to raise additional capital through the sale of equities. The means to do so have not been set forth or decided by the Company, however, they may include, but not be limited to, another Rule 504 offering and/or a private placement(s)with high net worth individual(s). It is the Company's intent to use this additional capital to fund their business plan, as operating revenues will not be generated until such time. The Company faces considerable risks at each step in its strategic business plan. Such things as technology, societal and economic changes, cost overruns, a lack of interest in and/or inability to market nutritional supplements at fair prices, and shortfalls in funding due to the Company's inability to raise additional capital in the equity securities market all may have an impact on the Company. If no additional funding is raised over the next twelve months, the Company will be forced to rely on funds loaned by the Officers and Directors. In such a restricted scenario, the Company would not be able to complete all of the steps of its strategic business plan, and would therefore be forced to delay all capital-intensive activities. It is possible that, without necessary and sufficient cash flow during the next twelve months, the Company would have to severely restrict its plans and abilities to move forward with its strategic business plan.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company owns no property. Its office space is shared with other entities. The office space totals approximately 1,000 square feet. This office arrangement and configuration is considered adequate for current and short-term operations of the Company. If, and when, the Company's future plans require additional space as its development and strategic business plan proceeds, the building which it presently occupies has additional space for possible expansion. If for some reason the current building was not available, the Company could be easily relocated to another location in town at competitive rents.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of January 20, 2000, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. The nature of the beneficial ownership in each case of all officers and directors is that each one received their stock in the Company for services as its founders.



Name and Address                 Amount of Beneficial         Percentage
of Beneficial Owner              Ownership                    of Class
-------------------              --------------------        ----------

Howard E. Abrams                 3,300,000                    64%
3672 Cove Point Dr.
Salt Lake City, UT  84109

Gerald Curtis                      200,000                     4%
3672 Cove Point Dr.
Salt Lake City, UT  84109

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ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has two Directors and Officers as follows:

Name                              Age              Positions/Offices Held
------                            ---              ----------------------

Howard E. Abrams                   62              Chairman, President
                                                   Director

Gerald D. Curtis                   67              Director, Secretary,
                                                   Treasurer

     There are no agreements or understandings for any officer of director to resign at the request of another person and the above-named officers and directors are not acting on behalf of, nor will they act at the direction of other person.

     Set forth below are summaries of the business experience of the Directors and Officers of the Company for at least the last five years:

     Howard E. Abrams, Chairman of the Board, President, and Director. Mr. Abrams Age 62, has been a director and officer of the Company since its inception in August of 1998.

     From January of 1994 to August of 1998 Mr. Abrams having retired from his former profession devoted all of his time, effort and money into nutritional research. During this time, he has upgraded all of his previous original and very successful formulas, by adding newly researched and highly effective nutrients to them. In addition, he has developed many additional state-of-the-art formulas to meet the needs of today's most critical health problems. All of these formulas now belong to the inventory of Altrimega Health Corporation.

     Mr. Abrams experience in the field of health and nutrition includes many years of personal research in natural remedies seeking answers to various personal health problems. The original formulas, modalities and programs, developed by Mr. Abrams, were incorporated into Beneficial Health, Inc. Mr. Abrams was its founder and served as its President for several years. This company, now called Beneficial International, Inc. is a publicly held company that still distributes Mr. Abrams' original health and nutritional products worldwide. Since his retirement, Mr. Abrams no longer has any affiliation with this company.

     Gerald D. Curtis, D. D. S.   Secretary/Treasurer of the Corporation has
been a director since August of 1999.

     Dr. Curtis practiced dentistry until July 1999, when he sold his dental practice. At this time he retired from dentistry and joined Altrimega Health Corporation in August of 1999.

     Prior to this Dr. Curtis practiced dentistry in Salt Lake City, Utah for almost 40 years. He completed his undergraduate studies at the University of Utah in Salt Lake City. He obtained his D. D. S. degree at the University of Kansas City in Kansas City, Missouri in 1959.

      The term of office for each Director is one year, or until his successor is elected and qualified at the Company's annual meeting of Shareholders, subject to ratification by the Shareholders. The term of office for each Officer is one year or until a successor is elected and qualified and is subject to removal by the Board.

                                12
     No Officer or Director of the Company has been the subject of any Order, Judgement, or Decree of any court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker, or dealer in the securities, or as an affiliated person, director, or employee of an investment company, bank savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with the purchase or sale of any securities nor has any person been the subject of any order of a state authority barring or suspending for more than sixty days, the right of such person to be engaged in such activities or to be associated with such activities. No Officer or Director of the Company has been convicted in any criminal proceedings (excluding traffic violations) or the subject of a criminal proceeding which is presently pending.

ITEM 6. EXECUTIVE COMPENSATION

     Mr. Howard E. Abrams and Dr. Gerald D. Curtis have not received, nor are they projected to receive, any compensation for their services, including their capacities as Directors, other than the issuance of the Company's Common Stock as set forth in Item 4 above. Should the Company become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to them, however, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's Officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as positive cash flow to include equity sales, operating cash flows, capital requirements, and a positive cash flow balance in excess of $12,500 per month. At the time cash flow reaches this point, and appears to be sustainable, the Officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company`s management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time. There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no actual or proposed transactions to which the Company was or is to be a party to in which any Director, Executive Officer, nominee for election as Director, security holder, or any member of the immediate family of any of the aforementioned had or is to have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES

Qualification

     The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company. Common Stock. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 (fifty- million) Shares of its Common Stock, which carry a par value of $0.001 per Share, and 10,000,000 (ten-million) Shares of its Preferred Stock, which carries a par value of $0.001 per Share.

     All outstanding Common Shares are, and the Common Shares offered in the future will be when legally issued, fully paid and non-assessable. Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future.

     The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time. Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes. Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent

     The Company has elected to act in the capacity of its own Transfer Agent for the period to date. However, it is contemplated that a third-party Agent will be appointed at the time the Company becomes a listed company on the OTC Bulletin Board. The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

    (i) that broker or dealer approve a person's account for transactions in penny stocks; and,

   (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction.

     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transactions.

     Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                              PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      The Company intends to apply for trading in the over-the-counter market to be listed on the NASDAQ OTC Bulleting Board. There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future. To date, the Company has issued 4,500,000 Shares of its Common Stock. These include 3,300,000 Shares and 200,000 Shares issued to Howard E. Abrams and Gerald D. Curtis respectively, as Directors of the Company. The remaining 1,000,000 Shares were purchased and are held by 35 Shareholders, none of which hold more than 5% of Shares outstanding or related to the Officers/Directors. The Company has no outstanding options, nor does it have any plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not and has not been a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in and/or disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     At inception, the Company issued 3,300,000 (three million three hundred thousand) and 200,000 (two hundred thousand) Rule 144 Common Shares to Howard
E. Abrams and Gerald D. Curtis, respectively. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering. The Shares were valued at par value.

     During September, 1998, the Company issued an aggregate of 1,000,000 (one million) Common Shares to a total of 35 (thirty five) non-affiliated, private investors for cash aggregating $4,500 in private sale transactions. The Shares were sold at a price of $0.0045 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" and "non-accredited" individuals who know, or were made familiar with the Company by those knowing Howard E. Abrams. The Company acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933.

     During October, 1999 and November 1999 two loans to the Company were converted for equity. Jay W. Kirch converted his loan to the Company of $20,000.00 for Common stock of 250,000 shares in October, and Matthew Foulger converted his loan to the Company of $22,000.00 for 250,000 shares in November.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Section 78.751 of the Nevada General Corporation Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company. Because the Bylaws of the Company provide for such indemnification, the foregoing provisions of Nevada law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

ITEM 6. GENERAL - YEAR 2000 ISSUES Year 2000 Compliance Issues

     The Company has established a plan to address Year 2000 issues as part of its strategic business plan. This plan encompasses the phases of awareness, assessment, renovation (if necessary), validation, and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing, and determine if its various systems will be operational throughout the year 2000 and beyond. Successful implementation(s) of this plan are expected to mitigate any extraordinary expenses or liabilities related to the Year 2000 issue. In assessing available software, the Company has determined that any purchased software will be off-the-shelf software that will be certified Year 2000 compatible for all of its computing requirements.

     In providing for this Company, Mr. Abrams currently anticipates purchasing new off-the-shelf Year 2000 compatible software as often as necessary. The total cost of this new software will be absorbed by Mr. Abrams and thus will not be an expense of the Company. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations. No assurances can be given that the Year 2000 compliance plan with third parties will be successful. The Company's contingency plan is somewhat simplistic, and involves operating with a back-up generator for short periods of time, and the use of manual systems where available and appropriate. The successful and timely completion of the Year 2000 project is based on the Company's best estimates which were derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

                             PART F/S

    The following financial statements required by Item 310 of Regulation S-B are furnished below: Independent Auditor's Report dated December 31,1999. Balance Sheet as of December 31, 1999. Statements of Operations for the year ended December 31,1999 and the period September 8, 1998 to December 31,1998 and for the Period September 8, 1998 (Date of Inception) to December 31, 1999. Statements of Stockholders' Equity for the Period from Inception (September 8,
1998) to December 31, 1999 Statements of Cash Flows for the Year Ended December 31, 1999 and the Period September 8,1998 to December 31, 1998 and the Period September 8, 1998 (Date of Inception) to December 31, 1999.

                 ALTRIMEGA   HEALTH   CORPORATION

                 FINANCIAL STATEMENTS AND REPORT

           OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

          December 31, 1999,   and  December  31, 1998

<Letterhead of:
ANDERSON ANDERSON & STRONG, L.C.
__________________________________
Certified Public Accountants and Business Consultants

941 East 3300 South, Suite 202
Salt Lake City, Utah 84106
Telephone: 801-486-0096
Fax: 801-486-0098>


Board of Directors
Altrimega Health Corporation
Salt Lake City, Utah

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Altrimega Health Corporation (a development stage company) at December 31, 1999 and the statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 and the period September 8, 1998 to December 31, 1998 and the period September 8, 1998 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in
all material respects, the financial position of   Altrimega Health
Corporation at December 31, 1999, and the results of operations, and cash flows for the year ended December 31, 1999 and the period September 8, 1998 to December 31, 1998 and the period September 8, 1998 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for any future activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note
6. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Anderson Anderson & Strong

Salt Lake City, Utah
January 21, 2000

                  ALTRIMEGA  HEALTH  CORPORATION
                   (Development Stage Company)
                          BALANCE SHEET
                        December 31, 1999
___________________________________________________________________________


ASSETS
CURRENT ASSETS
   Cash                                             $     4,125
                                                    ------------
     Total Current Assets                                 4,125
                                                    ------------

PROPERTY AND EQUIPMENT - Net of
     accumulated depreciation - Note 2                    2,626
                                                    ------------
ADVANCE DEPOSIT - LEASE - Note 3                          6,666
                                                    ------------

                                                    $    13,417
                                                    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Note payable - Note 4                           $     5,000
    Accounts payable                                      1,500
                                                    ------------
     Total Current Liabilities                            6,500
                                                    ------------

STOCKHOLDERS' EQUITY
    Preferred stock
       10,000,000 shares authorized at $0.001 par
        value; none outstanding                               -

    Common stock
     50,000,000 shares authorized at $0.001 par
     value; 5,000,000 shares issued and outstanding       5,000

    Capital in excess of par value                       41,500

    Deficit accumulated during the development stage    (39,583)
                                                    ------------
      Total Stockholders' Equity                          6,917
                                                    ------------
                                                    $    13,417
                                                    ============

The accompanying notes are an integral part of these financial statements.

                  ALTRIMEGA  HEALTH  CORPORATION
                   (Development Stage Company)
                     STATEMENTS OF OPERATIONS
       For the Year Ended December 31, 1999 and the Period
    September 8, 1998 to December 31, 1998 and the Period
    September 8, 1998 (Date of Inception) to December 31, 1999
_____________________________________________________________________________

                                                           September 8, 1998
                                  Dec 31,      Dec 31,     (Date of Inception)
                                   1999         1998       to Dec 31, 1999
                                 ------------ ------------ -------------------
REVENUES                         $         -  $         -  $          -

EXPENSES                              39,583            -        39,583
                                 ------------ ------------ -------------

NET LOSS                         $   (39,583) $         -  $    (39,583)
                                 ============ ============ =============

NET LOSS PER COMMON SHARE

   Basic                         $     (.01)  $         -
                                 ------------ ------------
AVERAGE  OUTSTANDING  SHARES

   Basic                          4,542,000     4,500,000
                                 ------------ ------------



The accompanying notes are an integral part of these financial statements.

                  ALTRIMEGA  HEALTH  CORPORATION
                   (Development Stage Company)
          STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY
          Period September 8, 1998 (Date of Inception)
                       to December 31, 1999
____________________________________________________________________________

                                 Common Stock         Capital in
                             ------------------------ Excess of    Accumulated
                              Shares       Amount     Par Value    Deficit
                             ------------ ----------- ------------ -----------

Balance September 8, 1998
 (date of inception)                   -  $        -  $         -  $        -

Issuance of common stock
 for cash at $.001 -
 September 8, 1998             4,500,000       4,500            -           -

Net operating loss for the
 period September 8, 1998
 to December 31, 1998                  -           -            -           -
                             ------------ ----------- ------------ -----------
Balance December 31, 1998      4,500,000       4,500            -           -

Issuance of common stock for
 cash at $.08 - October 15,
 1999                            250,000         250       19,750           -

Issuance of common stock for
 cash at $.088 - November 1,
 1999                            250,000         250       21,750           -

Net operating loss for the
 year ended December 31, 1999          -           -            -     (39,583)
                             ------------ ----------- ------------ -----------
Balance December 31, 1999      5,000,000  $    5,000  $    41,500  $  (39,583)
                             ============ =========== ============ ===========


The accompanying notes are an integral part of these financial statements.

                  ALTRIMEGA  HEALTH  CORPORATION
                   (Development Stage Company)
                     STATEMENT OF CASH FLOWS
   For the Year Ended December 31, 1999 and the Period September 8, 1998 to December 31,1998 and the Period September 8, 1998 (Date of Inception) to
                        December 31, 1999
_____________________________________________________________________________

                                                           September 8, 1998
                                  Dec 31,      Dec 31,     (Date of Inception)
                                   1999         1998       to Dec  31, 1999
                                 ------------ ------------ -------------------
CASH FLOWS FROM
 OPERATING ACTIVITIES

  Net loss                       $   (39,583) $         -  $    (39,583)

   Adjustments to reconcile net
    loss to net cash provided
    by operating activities                -            -             -

     Depreciation and amortization     3,508            -         3,508
     Changes in accounts payable       1,500            -         1,500
                                 ------------ ------------ -------------
     Net Cash Used in Operations     (34,575)           -       (34,575)
                                 ------------ ------------ -------------
CASH FLOWS FROM INVESTING
  ACTIVITIES

    Purchase of equipment             (2,800)           -        (2,800)
    Advance deposit - lease          (10,000)           -       (10,000)
                                 ------------ ------------ -------------
CASH FLOWS FROM FINANCING
  ACTIVITIES

    Proceeds from loan                 5,000            -         5,000
    Proceeds from issuance of
     common stock                     46,500            -        46,500
                                 ------------ ------------ -------------

  Net Increase in Cash                 4,125            -         4,125

  Cash at Beginning of Period              -            -             -
                                 ------------ ------------ -------------

  Cash at End of Period          $     4,125  $         -  $      4,125
                                 ============ ============ =============



The accompanying notes are an integral part of these financial statements.

                 ALTRIMEGA   HEALTH  CORPORATION
                   (Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________


1.   ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on September 8, 1998 with the name of Mega International Health Corporation with authorized common stock of 50,000,000 shares with a par value of $0.001 and preferred stock of 10,000,000 shares with a par value of $0.001. The board of directors will determine the powers and rights of the preferred stock when it is issued. On June 23, 1999 the name was changed to Altrimega Health Corporation.

The Company was organized for the purpose of marketing nutritional products.

The Company is in the development stage.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not  adopted a policy regarding payment of dividends.

Property and Equipment
----------------------

The equipment consists of office furniture and equipment which is being depreciated over 5 and 7 years.

Income Taxes
------------

On December 31, 1999 the Company  had   a  net operating loss carryforward
of $39,583. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful, since the Company has no operations on which to project future net profits.

The loss carryover will expire in 2021.

Earnings (Loss) Per Share
--------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding in accordance with FASB No. 128.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash, advance deposits, property and equipment and accounts payable, are considered by management to be their estimated fair values.

                 ALTRIMEGA   HEALTH   CORPORATION
                   (Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
____________________________________________________________________________


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. ADVANCE DEPOSIT - LEASE

The Company paid an advance deposit on the lease of office and storage space. The terms of the lease is $833 per month for twelve months starting September 1, 1999.

4.  NOTE PAYABLE

The note payable consists of a no interest, demand loan, of $5,000 received from a related party.

5.  RELATED PARTY TRANSACTIONS

70% of the outstanding common stock  was issued to a related parties.

6.  GOING CONCERN

The company will need additional working capital for its planned activity and continuation of the Company as a going concern is dependent upon obtaining sufficient working capital to be successful in that effort and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate for the coming year.

There is no assurance that the Company will be successful in this effort.

                               PART III

ITEM 1.  EXHIBITS

Exhibit No.   Description
----------    -------------

3.1.1         ARTICLES OF INCORPORATION
3.1.2         AMENDMENT TO ARTICLES OF INCORPORATION
3.2           BY-LAWS
27            FINANCIAL DATA SCHEDULE

                            SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Altrimega Health Corporation
                                          (Registrant)

Date: 1-21-2000                        By: /s/ Howard  Abrams
                                            ________________________________
                                               Howard  Abrams
                                               Chairman and President